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                          [LETTERHEAD OF NEWBRIDGE]

                                              Newbridge Networks Corporation
                                              600 March Road
                                              P.O. Box 13600
                                              Kanata, Ontario, Canada
                                              K2K 2E6

                                              Peter Nadeau
                                              TEL: (613) 599-3600
                                              ext.: 1020
                                              FAX: (613) 599-3672


November 12, 1999

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Newbridge Networks Corporation
Registration Statement on Form S-4 (No. 333-88763)
--------------------------------------------------

Ladies and Gentleman:

Pursuant to Rule 477 of the Securities Act of 1933, Newbridge Networks Corporation (the "Registrant") hereby applies to have the above-referenced Registration Statement (the "Registration Statement") withdrawn. Pursuant to the Registration Statement, the Registrant proposed to register an aggregate of 19,253,660 shares of common stock (the "Shares") for issuance pursuant to an Agreement and Plan of Merger (the "Agreement"), dated June 22, 1999, as amended, among Stanford Telecommunications Inc. ("Stel"), the Registrant and Saturn Acquisition Corporation, a wholly-owned subsidiary of the Registrant.

The Registrant and Stel have renegotiated the Agreement as of November 10, 1999 to restructure the transaction as an all cash merger in which the Registrant will purchase all of the outstanding shares of common stock of Stel for U.S.$34.22 in cash per share. Therefore, the Registrant will not be issuing the Shares to the Stel stockholders as provided under the original Agreement. No securities have been sold under the Registration Statement and all activity in pursuit of the subject offering has been discontinued.

Accordingly, we hereby request that an Order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

Please contact Christina L. Vail of Heller Ehrman White & McAuliffe at 650-324-7187 if you have any questions regarding the withdrawal of the Registration Statement.


Yours truly,

/s/ Peter Nadeau

Peter Nadeau
Corporate Vice President, General Counsel